WOODSIDE

1 September 2005

[redacted]

05011180

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- North West Shelf LNG4 shutdown, lodged with the Australian Stock Exchanged on 31 August 2005;
- Woodside acquires Gryphon Exploration Company, lodged with the Australian Stock Exchanged on 1 September 2005;
- Acquisition of the Gryphon Exploration Company (presentation), lodged with the Australian Stock Exchanged on 1 September 2005;
- Appendix 3X Initial Director's Interest Notice – Ashton Trevor Calvert, lodged with the Australian Stock Exchanged on 1 September 2005;
- Appendix 3X Initial Director's Interest Notice – David Ian McEvoy, lodged with the Australian Stock Exchanged on 1 September 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
SEP 14 2005
THOMSON
FINANCIAL

Rebecca Sims
Compliance Officer

dw 9/14

SEC MAIL RECEIVED
SEP 12 2005
WASH. D.C.
199
SECTION
PROCESSING

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 31 AUGUST 2005
4:10PM (WST)

WOODSIDE

MEDIA
KIRSTEN STONEY
W: + 61 8 9348 5694
M: + 61 417 984 923
E: kirsten.stoney@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

NORTH WEST SHELF LNG4 SHUTDOWN

Woodside Energy Ltd., operator of the North West Shelf Venture, advises that it has shutdown one of its four LNG processing trains at the Karratha gas plant in Western Australia to repair a mixed refrigerant compressor.

The LNG4 repairs may take up to 30 days.

The venture is working closely with customers to minimise the impact of the shutdown on LNG deliveries.

The other three LNG processing trains at the Karratha facility are not affected by the shutdown.

ASX ANNOUNCEMENT
(ASX: WPL)

THURSDAY, 1 SEPTEMBER 2005
7:00AM (WST)

WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE ACQUIRES GRYPHON EXPLORATION COMPANY

Woodside Energy (USA) Inc, a wholly owned subsidiary of Woodside Petroleum Ltd., has expanded its offshore interests in the Gulf of Mexico by acquiring the Houston-based Gryphon Exploration Company.

Woodside paid US$282.7 million to acquire Gryphon, a private upstream oil and gas company with extensive exploration and production interests in the Gulf. After taking into account Gryphon's net debt, the total acquisition cost was US$296.9 million. The transaction is immediately earnings and operating cash flow accretive for Woodside Petroleum Ltd.

Gryphon has interests in 118 leases in the Gulf, 95 of which are operated by the company. The majority of the leases are on the continental shelf.

The acquisition delivers Woodside immediate production from 15 fields, 11 of which are operated by Gryphon. These fields are producing 30 million cubic feet of gas equivalent (MMcfge) a day. A further six fields under development could double production by the end of this year.

Independent petroleum consultants Ryder Scott have estimated Gryphon's Proved Reserves as of 30 June 2005 to be 72.5 billion cubic feet of gas equivalent (Bcfge). Proved plus Probable Reserves are estimated to be 114 Bcfge. These Reserves are made up of at least 85% gas.

Woodside has hedged gas production from Gryphon at average annual prices of US$10.04, US$9.01 and US$8.39 per million British thermal units for the years 2006, 2007 and 2008 respectively. These hedges, in addition to Gryphon's existing hedges, represent about 50% of expected production to the end of 2008 and underpin about half the acquisition cost.

Woodside has identified 15 high-quality prospects from Gryphon's exploration portfolio, with exposure to net risked volumes of 83 Bcfge. At least four of these prospects are being, or will be, drilled by the end of the year. An additional 65 prospects in Gryphon's portfolio are being evaluated.

Woodside's Chief Executive Officer, Don Voelte, said the acquisition built on the company's existing Gulf of Mexico interests, giving it a diverse portfolio across the shelf and deep water.

"This delivers Woodside a significant expansion of our exploration portfolio in the Gulf, and also provides us existing production," he said.

"It capitalises on the alliance we formed with Explore Enterprises earlier this year, and builds Woodside's position in a region we have identified as a core area of interest."

Gryphon was formed in 2000 by Warburg Pincus, Cheniere Energy and company management. A presentation pack on this acquisition is on Woodside's website at www.woodside.com.au.

WOODSIDE

Woodside Petroleum Ltd.

Acquisition of the Gryphon Exploration Company by Woodside Energy (USA) Inc.

A building block in Woodside's Gulf of Mexico growth

August 2005

Disclaimer and Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with oil and gas businesses. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a variety of variables and changes in underlying assumptions which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

All references to dollars, cents or $ in this presentation are to Australian currency, unless otherwise stated.

Rationale for Gryphon Acquisition

Executing the GoM strategy

Woodside identified and is now addressing five keys to success in the GoM:-

- ✓ A strong lease position
- ✓ High quality seismic coverage
- ✓ Experienced management team
- ✓ Access to the deal flow
- ✓ Production

Gryphon acquisition – building the business, managing the risk

- Immediate production; earnings and cash flow accretive
- Gas-prone shelf leases complement existing oil-prone deepwater leases
- Provides access to high-value spot gas market
- Provides exposure to significant exploration upside
- Acreage located near infrastructure
- Short cycle time from discovery to production (Gryphon operated properties have averaged 104 days from discovery to production)
- Reserves audited by Ryder Scott

WOODSIDE

Gulf of Mexico Assets



WC 43
WC 49
WC 116
SA 3
HI 84 / 85 / 119
HI 52
VR 16 / 17
BS 41
EI 78
GA 191 / 210
GA 298
Midway
MI 806-S
MI 721-L
MI 839-S
MU 804
HI A-276
HI A-341
WC 489
WC 545 / 546 / 567
SS 301
Neptune
92°0'W
88°0'W
96°0'W
28°0'N
0
150
300
Kilometres (approximate only)
Datum: WGS 1984
Legend
Midway & Neptune
Woodside Permits
Gryphon Permits
Woodside Seismic-2D&3D
Development Fields
On-stream Fields

WOODSIDE

Transaction Summary

Effective 31 August 2005, Woodside Energy (USA) Inc. acquired Houston-based Gryphon Exploration Company for:

Cash Payment	US$282.7 million
plus Net Debt	US$ 14.2 million
Total	US$296.9 million

Company background

- Gryphon formed in Oct 2000, backed by major shareholder Warburg Pincus with foundation assets from Cheniere Energy
- Since inception Gryphon has grown to include:
  - 118 GoM leases (~400,000 gross acres, ~300,000 net acres)
  - Net production 30 MMscfge/day from 15 fields (11 operated)
  - 6 fields are being developed (3 operated)
  - Proved Reserves 72.5 Bcfge* (comprising 64.1 Bcf gas + 1.4 MMbbl liquids)
  - Proved Plus Probable 114 Bcfge* (comprising 97 Bcf gas + 2.8 MMbbl liquids)

* Ryder Scott reserves 30 Jun 2005. Bcfge = billion cubic feet gas equivalent where 1 MMbbl = 6 Bcf gas equivalent. MMscfge = million standard cubic feet gas equivalent. MMbbl = million barrels liquids (oil, condensate)

Initiates production, lifts exploration

- Acquisition will:
  - Provide initial GoM production for WPL
  - Increase Woodside's net production by:
    - ~ 6.0 Bcfge (1.0 MMboe) in 2005
    - ~ 26.3 Bcfge (4.4 MMboe) in 2006
  - Expand our exploration portfolio with:
    - 15 drillable prospects with a net risked target volume of 83 Bcfge
    - An additional 65 prospects in inventory
    - Typical potential target size ~ 28 Bcfge per prospect (gross unrisked)
  - Increase Woodside's exploration budget by:
    - ~ US$11 million in 2005
  - Increase Woodside's Capex spend by:
    - ~ US$26 million in 2005

Expected average daily net production from Gryphon assets


Oil
Gas
MMcfge/d
80
70
60
50
40
30
20
10
0
2005
Average
Sep–Dec'05
2006
2007
2008

Production est'd for net revenue interest



GoM Shelf Fields, such as West Cameron 116 require simple facilities that are quickly brought on-stream

WOODSIDE

Risk management – hedging

- Woodside has entered into a series of swaps to manage the gas price risk associated with this transaction
- These hedges represent approximately 50% of the expected production to the end of 2008

	Existing Hedges		New Hedges (post 31 Aug 2005)	
Year	Volume million MMBtu	Price collars US$ per MMBtu	Volume million MMBtu	Average price swaps US$ per MMBtu
2005	3.51	US$5.67 – US$8.39	n.a.	n.a.
2006	8.40	US$6.78 – US$8.46	6.34	US$10.04
2007	4.20	US$6.57 – US$8.87	4.67	US$9.01
2008	n.a.	n.a.	5.31	US$8.39

Note: 1 Bcf gas approximates 1.05 million MMBtu

US gas market prices

Henry Hub Natural Gas Price - Historical and Forward Curve



US$/mmBtu
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$-
Historical
Forward Curve
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10

Source: Bloomberg and Nymex 30 Aug 2005

WOODSIDE

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ashton Trevor Calvert
Date of appointment	1 September 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
N/A	Nil

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Ian McEvoy
Date of appointment	1 September 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Bond Street Custodians Limited (Account: McEvoy Family Trust) - beneficial interest	2,500 ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.